PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, January 12, 2005
All amounts are expressed in US dollars
(unaudited)

RECORD YEAR OF GOLD PRODUCTION IN 2004

PRODUCTION RESULTS

Cambior reached a record gold production of 694,100 ounces in 2004 as compared to 521,500 ounces in 2003, representing a 33% increase. The increase in gold production is due to the successful start-up of commercial production at the Rosebel mine in the first quarter of 2004. For the fourth quarter of 2004, gold production totalled 175,100 ounces, a 22% increase over the corresponding quarter of 2003.

Cambior's gold production target for 2005 is 621,000 ounces at an estimated mine operating cost of $250 per ounce. The decrease in the 2005 projected production compared to 2004 is the result of the scheduled shutdown of the Omai mine in August 2005 and the reduced throughput at the Doyon mine previously announced in the third quarter of 2004.

OPERATIONS

The Rosebel mine established a new record of production in the fourth quarter. Fourth quarter production of 93,300 ounces was achieved with an average throughput of 17,200 tonnes per day at an average grade of 1.93 g Au/t , which is much higher than earlier expectations. For 2004, some 5.1 million tonnes were processed at an average grade of 1.84 g Au/t for a production of 273,700 ounces, representing a 12% increase over the initial mining plan. Mining during the year occurred in the Pay Caro and East Pay Caro pits located in the northern limb of the Rosebel concession and in the Royal Hill pit in the southern limb. For 2005, Rosebel expects to process 6.2 million tonnes of ore at an average grade of 1.7 g Au/t for a production of 320,000 ounces of gold at an estimated mine operating cost of $193 per ounce. The mill feed is projected at a nominal 17,000 tonnes per day with a soft rock to hard rock (including transition ore) ratio of 65%/35%. Mining will occur in the Pay Caro and the Royal Hill pits in 2005.

Capital expenditures at Rosebel for 2005 are estimated at $25 million. An amount of $11 million will be allocated to complete Phase 2 construction which consists of a primary crusher, stacker and conveyor installations in order to process hard rock, as well as the effluent treatment plant and related pipelines. Phase 2 construction should be completed by June 2005. Sustaining capital will be applied to optimize the milling circuit ($3 million) in order to maintain the current

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milling rate of more than 17,000 tonnes per day, raise the tailing dams ($2.6 million) and acquire mine equipment ($1.8 million). An important investment of $6.5 million is assigned to exploration and development drilling; a total of 44,000 meters of diamond drilling will be executed to pursue development drilling on the six known deposits and expand reserves and to find new deposits on the Rosebel concession.

Production at the Omai mine for 2004 was 240,400 ounces of gold, slightly higher than the original 2004 plan. The last blast in the Fennell pit took place in early October; subsequently, the mill has been processing exclusively low-grade hard rock ore from the stockpiles accumulated during the initial years of production. For the fourth quarter of 2004, gold production totalled 43,000 ounces compared to 77,200 ounces for the corresponding quarter of 2003; lower production is due to the lower grade of the stockpiles. Low-grade stockpiles are expected to be depleted by the end of August 2005 after almost 13 years of production. The Company has already begun the rehabilitation of the mine site with the transfer of some equipment to the newly-acquired bauxite operations located 100 km north of the mine and to the Rosebel mine in neighbouring Suriname.

For the first eight months of 2005 until the anticipated shutdown of the mine, the Omai mill will process 3.8 million tonnes of ore at an average grade of 0.98 g Au/t for a production of 107,000 ounces of gold at an estimated mine operating cost of $293 per ounce.

For 2004, the Doyon Division (which includes both the Doyon and Mouska mines) produced 146,500 ounces of gold, a decrease compared to the 217,200 ounces produced in 2003 and lower than the initial 2004 budgeted production of 192,000 ounces. For the fourth quarter of 2004, gold production totalled 31,300 ounces compared to 55,900 ounces for the corresponding quarter of 2003. This lower gold production for both periods is due to the reorganization of the Doyon mine in the second half of 2004, which resulted in a decrease in the underground mining rate from 1,000,000 tonnes per year to 700,000 tonnes per year and a corresponding reduction of manpower. The Mouska mine resumed operating activities in October 2004, on budget and one month earlier than scheduled, following the completion of the shaft deepening program. The resumption of mining at Mouska in the fourth quarter of 2004 provides high-grade ore for processing at the Doyon mill. Following the Doyon mine reorganization, the new mining plan for the Doyon Division in 2005 anticipates 834,000 tonnes milled at an average grade of 6.5 g Au/t for production of 166,000 ounces of gold at an estimated mine operating cost of $322 per ounce. Capital expenditures for 2005 are estimated at $4.4 million at Mouska and $3 million at Doyon, mainly for underground exploration and reserve development ($2 million) and deferred development ($4 million).

Cambior's share of production from the Sleeping Giant mine amounted to 33,500 ounces of gold in 2004, similar to its 2003 production and in line with the budget. For the fourth quarter, Cambior's share totalled 7,500 ounces compared to 10,000 ounces for the same period last year. Cambior's share of the targeted production for 2005 is 28,000 ounces of gold at an estimated mine operating cost of $320 per ounce. The decrease in gold production is related to a lower tonnage mined because of low broken ore inventory at the beginning of the year and delays in lateral development during 2004 due to manpower shortages. The reserve development drilling program will continue in zones 3, 8, 18 and 30 in order to extend the reserve and resource base.

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Cambior's share of capital expenditures for 2005 is estimated at $1.9 million, mainly for reserve and deferred development.

For 2004, our niobium sales from the Niobec mine totalled $36.6 million compared to $22.2 million in 2003. Sales were higher due to last July's acquisition of the remaining 50% interest in the Niobec mine by merging with Sequoia Minerals Inc. Niobium revenues for 2005 are expected to be approximately $47.5 million. Capital expenditures for 2005 are estimated at $8 million of which $5.6 million will be invested in production expansion and mill optimization work to be completed in the second half of 2005.

Following privatization of the bauxite operations in Linden, Guyana, Omai Bauxite Mining Co., owned 70% by Cambior Inc. anticipates revenues in 2005 of $42.3 million on its sales of various bauxite products.

BUSINESS DEVELOPMENT AND EXPLORATION

Given a favourable gold market, the Company will aggressively pursue the growth of its gold reserve and resource base with scheduled investment of $28 million in exploration and project development in 2005. Exploration will remain focused at or near the Company's minesites and advanced projects, but some $6 million will be incurred for grassroots projects in Peru and both of the Canadian and Guiana shields. Approximately $22 million will be spent at the Company's mines and advanced projects and will therefore be capitalized; this capitalized budget includes expenditures for mine exploration and development drilling to increase reserves mainly at the Rosebel Mine, the development and feasibility work on the Camp Caiman gold project in French Guiana, the advanced exploration and development work on the Doyon property excluding the known Mouska and Doyon deposits. In the Huamachuco region of Peru, exploration and development drilling will continue on the El Toro and La Arena deposits and plans include technical studies and a pre-feasibility study.

Camp Caiman

Mining Concessions Granted

Last December, the French Government, represented by Prime Minister Jean-Pierre Raffarin, granted to Cambior the 30 km2 mining concession for the Camp Caiman gold project located in northeast French Guiana, 45 km southeast of the capital city, Cayenne. The mining concession is valid for a period of 25 years. The granting of the mining concession is the first regulatory step towards construction and production. The second and final step will involve applications for numerous operating permits, a review thereof by the public and regulators and the eventual issue of operating permits defining conditions for construction and operations, after a 10-12 month process. The permit applications require advanced engineering on all aspects of the projects and should be completed by the end of the first quarter 2005. A budget of $7.0 million will be allocated in 2005 for the project. A 24,100-meter drilling program will be conducted in 2005 and will focus on the extensions of the C-88 and Scout zones, as well as on five gold-bearing

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anomalies, in an effort to add to the current reserve/resource base. If required, additional metallurgical work will be completed on mineralized material from these five anomalies. Discussions are also ongoing with governmental authorities regarding government-imposed charges to the project and available tax flow-through financing under the Girardin law. Capital and operating cost estimates will be compiled in the second quarter and the Feasibility Study should be finalized at mid-2005.

OUTLOOK

Louis P. Gignac, Cambior's President and Chief Executive Officer, stated: "We are pleased with the performance of our operations in 2004, which represents a Company record of gold production. The Rosebel mine had an excellent year with the successful start-up of operations in the first quarter of 2004 and steady growth in production and financial performance. Our other operations either met or slightly exceeded their yearly plans. Only the Doyon mine failed to meet expectations after 25 years of successful operations and important financial contributions; we concluded that the remaining reserves, due to their high cumulative extraction ratio, imposed a lower mining rate of 700,000 tonnes per year, which will have a negative impact on operating costs, cut-off grade and operating cash flows. Our 2005 gold production target is set at 621,000 ounces and we will continue our aggressive exploration and development program with an investment of $28 million to grow our reserve and resource base. With our strong financial position at year-end, we are well positioned for organic growth and we also have flexibility to seize any opportunities that may arise in the market."

Fourth Quarter and Year-End 2004 Financial Results Conference Call

It is expected that Cambior will release its fourth quarter results and 2004 year-end audited financial results on February 18, 2005. Accordingly, Cambior anticipates hosting a conference call on February 19, 2005 at 10:30 a.m., local time, to discuss its fourth quarter results and 2004 year-end audited financial results.

Financial analysts are invited to participate in the call by dialing 1-800-396-0424 in North America. Outside of North America, please dial (416) 641-6684. Media and all other interested individuals are invited to listen to the live webcast on the Cambior website at www.cambior.com or through CCNMatthews at www.ccnmatthews.com/cambior.

The conference call will be available for replay for a period of 48 hours by calling (416) 626-4100, reservation # 2128406. The webcast will also be archived on the Company's website.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants, "CBJ.WT.C" and "CBJ.WT.D" trade on the TSX.

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2005 Gold Rush Investment Forum Presentation

On Wednesday, January 12, 2005, Louis P. Gignac, Cambior's President and Chief Executive Officer, will make a presentation at Sprott Securities Inc.'s 2005 Gold Rush Investment Forum in Toronto. The presentation will be archived on the Company's website at www.cambior.com.

Caution Concerning Forward-Looking Statements

This press release contains certain "forward-looking statements", including, but not limited to, the statements regarding the Company's strategic plans, production targets and timetables, reserve and resource development, mine operating costs, capital expenditures, work programs, development plans and exploration budgets. Forward-looking statements express, as at the date of this press release, the Company's plans, estimates, forecasts, projections, expectations or beliefs as to future events or results. Forward-looking statements involve a number of risks and uncertainties and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, environmental risks and hazards, uncertainty as to calculation of mineral reserves, authorizations or licences and other risks referred to in Cambior's 2003 Annual Information Form filed with the Securities Commissions of all provinces in Canada and with the United States Securities and Exchange Commission (under Form 40-F), as well as the Toronto Stock Exchange and the American Stock Exchange.

For additional information, please contact:

CAMBIOR INC.
Robert LaVallière
Manager - Investor Relations
Tel.: (450) 677-2699
Fax: (450) 677-3382
E-mail: info@cambior.com
Website: www.cambior.com
PR-2005-01

TABLE 1

	Fourth Quarter		Year

(Cambior's share)	2003	2004	2003	2004	2005
(unaudited)	(Actual)	(Actual)	(Actual)	(Actual)	Target
GOLD
Rosebel(1)
Production (ounces)	-	93,300	-	273,700	320,000
Tonnage milled (t)	-	1,580,000	-	5,067,000	6,205,000
Grade milled (g Au/t)	-	1.93	-	1.84	1.72
Recovery (%)	-	95	-	94	94
Omai
Production (ounces)	77,200	43,000	271,000	240,400	107,000
Tonnage milled (t)	1,408,300	1,414,500	5,748,400	5,545,400	3,752,000
Grade milled (g Au/t)	1.85	1.04	1.61	1.45	1.0
Recovery (%)	93	91	92	93	91
Doyon Division (2)
Production (ounces)	55,900	31,300	217,200	146,500	166,000
Tonnage milled (t)
Underground mines	299,800	180,100	1,122,700	964,200	834,000
Open pit	-	18,500	-	167,200	-
Low grade stockpiles	10,800	3,400	155,600	40,700	-
Total	310,600	202,000	1,278,300	1,172,100	834,000
Grade milled (g Au/t)
Underground mines	6.1	5.5	6.2	4.6	6.5
Open pit	-	1.3	-	1.6	-
Low grade stockpiles	1.0	1.0	1.0	1.0	-
Average	5.9	5.0	5.6	4.0	6.5
Recovery (%)	95	97	95	96	96
Sleeping Giant (50%)
Production (ounces)	10,000	7,500	33,300	33,500	28,000
Tonnage milled (t)	24,900	22,500	88,200	96,500	81,000
Grade milled (g Au/t)	12.8	10.7	12.1	11.1	11.0
Recovery (%)	97	97	97	97	97

Total gold production (ounces)	143,100	175,100	521,500	694,100	621,000

INDUSTRIAL MINERALS
(in millions US $) - Unaudited
Niobium sales (3)	5.2	12.5	22.2	36.6	47.5
Bauxite sales	-	-	-	-	42.3
(1)     Commercial production started on February 11, 2004. Production excluded 8,000 ounces in permanent circuit inventory.
(2)     Includes the Doyon and Mouska mines.
(3) On July 2, 2004 the Company acquired the remaining 50% interest of the Niobec mine by completing the acquisition of Sequoia Minerals Inc.